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SEC FILE NUMBER
86 8C6/

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2022 AND ENDING 06/30/2023
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **LMV Capital Corp.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
475 Park Avenue South 25th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Zeev Klein	516-526-5998	zklein@landmarkvebtures.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
TPS Thayer CPA's
(Name – if individual, state last, first, and middle name)

1600 Highway 6 Suite 100	Sugar Land	TX	77478
(Address)	(City)	(State)	(Zip Code)

7/14/2020		6706	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zeev Klein _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____, as of _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

The foregoing document was acknowledged
before me this 24 day of July 2023

Janine Rivera
Notary Public

Janine Rivera
Notary Public

JANINE RIVERA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RI6156693
Qualified in Suffolk County
My Commission Expires 12/4/26

Signature: _____

Title: President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

LMV CAPITAL CORP.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

FOR THE YEAR ENDED

JUNE 30, 2023

LMV CAPITAL CORP.

CONTENTS

JUNE 30, 2023



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Stockholder
LMV Capital Corp.
475 Park Avenue South
New York, NY 10016

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of LMV Capital Corp. (the "Company") as of June 30, 2023, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, June 30, 2023, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year ended June 30, 2023, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements the Company has suffered recurring losses from operations and has accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Auditor's Report on Supplementary Information

The accompanying supplemental schedules have been subjected to the auditing procedures performed in conjunction with the audit of LMV Capital Corp.'s financial statements. The supplemental information is the responsibility of LMV Capital Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer LLC
We have served as LMV Capital Corp. auditor since 2021.
Sugar Land, TX
August 25, 2023

LMV CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
As of June 30, 2023

ASSETS

Cash	$	15,260
Prepaid Expense		744
Total Assets	$	**16,004**

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$	4,000
Total Liabilities		4,000
Commitments and Contingencies:		-
Stockholder's Equity:		
Common stock, at par value of $0.0001,		
200 shares authorized, issued and outstanding		-
Additional paid in capital		228,151
Accumulated deficit		(216,147)
Total Stockholder's Equity		12,004
Total Liabilities and Stockholder's Equity	$	**16,004**

The accompanying notes are an integral part of these financial statements.

LMV CAPITAL CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED June 30, 2023

Revenues:		
Fee income	$	-
Expenses:		
Insurance		425
Professional fees		15,250
Registrations and assessments		2,694
Overhead expense		10,500
Total expenses		28,869
Net Loss	$	(28,869)

The accompanying notes are an integral part of these financial statements.

LMV CAPITAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2023

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Stockholder's Equity
Balance as of June 30, 2022	$ -	$ 197,651	$ (187,278)	$ 10,373
Stockholder Contributions	-	30,500	-	30,500
Net Loss	-	-	(28,869)	(28,869)
Balance as of June 30, 2023	$ -	$ 228,151	$ (216,147)	$ 12,004

The accompanying notes are an integral part of these financial statements.

LMV CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2023

Cash flows from operating activities

Net Loss	$	(28,869)

Adjustments to reconcile net cash used in operating activities

Expense share agreement		10,500

Changes in operating assets and liabilities:

Prepaid expense		(425)
Net cash used in operating activities		(18,794)

Cash flows from investing activities

Stockholder contributions		20,000
Net cash provided by investing activities		20,000

Net increase in cash		1,206
Cash at beginning of the year	$	14,054
Cash at end of the year	$	15,260

Supplemental Non-Cash Information

Stockholder contributions	$	10,500

The accompanying notes are an integral part of these financial statements.

5

LMV CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023

1. ORGANIZATION AND NATURE OF BUSINESS:

LMV Capital Corp. (the "Company"), a Delaware corporation, was organized on September 17, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC" and is a member of the Financial Industry Regulatory Authority (""FINRA"). The primary business of the Company is advisory and placement services related to mergers and acquisitions for which it receives fees in various forms. The Company is a wholly owned subsidiary of LMV Capital Holdings Corp. (the "Stockholder").

2. SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (U.S. GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Estimates:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents and places its temporary cash investments with high credit quality financial institutions. There were no cash equivalents as of June 30, 2023.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and receivables. All of the Company's cash are held at high credit quality financial institutions.

Fair Value of Financial Instruments:

Effective January 1, 2008, the Company adopted Statement of Financial Accounting

Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

    Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

    Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements.

    Requires consideration of the Company's creditworthiness when valuing liabilities; and

    Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

    Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

    Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and accrued liabilities.

New Accounting Pronouncements:

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, beginning after December 15, 2022 on a prospective basis, with early adoption permitted. We have adopted the new standard effective January 1, 2022 and it did not have a material impact on our financial statements.

In March 2022, the FASB issued ASU 2022-02, ASC Subtopic 326 "Credit Losses": Troubled Debt Restructurings and Vintage Disclosures. Since the issuance of Accounting Standards Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the Board has provided resources to monitor and assist stakeholders with the implementation of Topic 326. Post-Implementation Review (PIR) activities have included forming a Credit Losses Transition Resource Group, conducting outreach with stakeholders of all types, developing educational materials and staff question-and-answer guidance, conducting educational workshops, and performing an archival review of financial reports. ASU No. 2022-02 is effective for annual and interim periods beginning after December 15, 2022. We have adopted the new standard effective January 1, 2023 and it did not have a material impact on our financial statements.

3. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business as they become due.

For the year ended June 30, 2023, the Company incurred a net loss of $28,869 and had working capital of $12,004. The Company has relied, in large part, upon owner contributions. As of June 30, 2023, the Company had an accumulated deficit of $216,147.

As such, there is substantial doubt as to the Company's ability to continue as a going concern. The Company's ability to continue as such is dependent upon management's ability to successfully execute its business plan, including increasing revenues through the sale of existing and future product offerings and reducing expenses in order to meet the Company's current and future obligations. In addition, the Company's ability to continue as a going concern is dependent upon management's ability to successfully satisfy, refinance or replace its current indebtedness. Failure to satisfy existing or obtain new financing may have a material adverse impact on the Company's operations and liquidity.

4. REVENUE RECOGNITION

For the year ended June 30, 2023, the Company had no revenues.

Effective January 1, 2018 the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize the revenue when (or as) the entity satisfies a performance obligation. The adoption of the guidance had no impact on the Company's financial statements.

5. ACCRUED EXPENSES

Accrued expenses as of June 30, 2023 were $4,000, related to the audit fee as of June 30, 2023.

6. INCOME TAXES

The Company, with the consent of the Stockholder, has elected under the Internal Revenue Code (the "IRC") to be a Subchapter S Subsidiary Corporation ("Qsub"). The Stockholder has elected under the IRC to be a S Corporation. The Stockholder is responsible for filing the applicable tax returns and including the financial results of the Company. The Company does not file a tax return.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital of $5,000 as defined, or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital as reported on page 8 of this audited Form X-17A-5 indicates net capital of $11,260. On July 3, 2023 the Company filed part llA of Form X-17 A-5 (unaudited) and reported the same net capital of $11,260, which was $6,260 in excess of the minimum net capital.

The Company claims exemption from the requirements of Rule15c3-3, under Section(k)(2)(i) of the rule.

8. RELATED PARTY TRANSACTIONS

The Company had an expense sharing agreement with Landmark Ventures, Inc., an affiliate of the Company, which provided for the use of office space, furnishings and equipment, free of charge until March 31, 2023 at which time Landmark Ventures agreed to make a capital contribution each month in the amount of $3,500 per month.

During the year the Company received stockholder contributions of $30,500 consisting of $20,000 in cash and $10,500 related to the related party expense sharing agreement with LMV Capital Holding Corp

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 25, 2023, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.

SUPPLEMENTAL INFORMATION

LMV CAPITAL CORP.
SCHEDULE I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commissions
FOR THE YEAR ENDED JUNE 30, 2023

COMPUTATION OF NET CAPITAL

Stockholder's Equity		$ 12,004
Less: Non-allowable assets		
Prepaid expense		744
Net capital before haircuts		11,260
Less: haircuts on securities		-
Net capital		**11,260**
Greater of:		
Minimum dollar net capital required	$ 5,000	
or		
Minimum net capital required: (6.67% of Aggregate Indebtedness $4,000)	267	5,000
Excess net capital		**$ 6,260**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 4,000**
Percentage of aggregate indebtedness to net capital	**35.52%**

There are no material differences between net capital in Part IIA of Form X-17A-5 and net capital above.

SUPPLEMENTARY INFORMATION

LMV CAPITAL CORP.
SCHEDULE II
**COMPUTATION FOR DETERMINATION OF THE RESERVE
REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3 FOR THE YEAR ENDED JUNE 30, 2023**

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry proprietary accounts for broker dealers (PAB accounts) (as defined in Rule 15c3-3) throughout the period ending June 30, 2023, without exception.

SUPPLEMENTARY INFORMATION

LMV CAPITAL CORP.
SCHEDULE III

Information Relating to Possession or Control Requirements under the Securities and Exchange Commission 15c3-3
For the Year Ended June 30, 2023

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry proprietary accounts for broker dealers (PAB accounts) (as defined in Rule 15c3-3) throughout the period ending June 30, 2023, without exception.



Report of Independent Registered Public Accounting Firm
Exemption Review Report

Director and Stockholder
LMV Capital Corp
475 Park Avenue South
New York, NY 10016

Dear Zeev Klein,

We have reviewed management's statements, included in the accompanying Exemption Report, in which LMV Capital Corp. identified the following provisions of 17 C.F.R. §240.17a-5(d)(1) and (4) under which LMV Capital Corp. states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because it limits its business activities exclusively to participating in distributions of securities, (other than firm commitment underwritings) in accordance of paragraphs (a) or (b)(2) of Rule 15c2-4, consulting, and acting as a finder, and the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers: did not carry accounts for customers and , it does not carry accounts for customers, it does not hold securities or funds for customers.

3. The Company did not carry PAB accounts, (as defined in rule 15c3-3) throughout the most recent fiscal year without exception.

LMV Capital Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. LMV Capital Corp. is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about LMV Capital Corp. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (a) or (b)(2) of Rule 15c2-4 under the Securities Exchange Act of 1934.

TPS Thayer, LLC

TPS Thayer, LLC
Sugar Land, TX

August 25, 2023

LMV Capital Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-S(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3,

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company, classified as a Non-Covered Firm, limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, consulting, and acting as finder; and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and

(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

LMV Capital Corp.

I, Zeev Klein, affirm that, to my best knowledge and belief, this Exemption report is true and correct.

By:

Zeev Klein

President